Exhibit 99.2

Management’s discussion and analysis

for the quarter ended June 30, 2020

5	OUR STRATEGY

7	SECOND QUARTER MARKET UPDATE

10	CONSOLIDATED FINANCIAL RESULTS

15	OUTLOOK FOR 2020

17	LIQUIDITY AND CAPITAL RESOURCES

19	FINANCIAL RESULTS BY SEGMENT

22	OUR OPERATIONS - SECOND QUARTER UPDATES

24	QUALIFIED PERSONS

24	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended June 30, 2020 (interim financial statements). The information is based on what we knew as of July 28, 2020 and updates our first quarter and annual MD&A included in our 2019 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2019 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3 and page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, first quarter and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including for uranium production, purchases, sales, contracting, and prices, our ability to self-manage risk and to address environmental, social, and governance risks and opportunities

•	the discussion under the heading Our response to Coronavirus (COVID-19), including the focus on employee health and safety in our plans, our plan to restart Cigar Lake and 2020 target production, impact of the COVID-19 pandemic on our projects including in 2021 at Cigar Lake, expected business resiliency and ability to self-manage risk, including the financial capacity to manage disruptions caused by the COVID-19 pandemic, views on uranium supply, demand, and 2020 deliveries, spot market purchases and unit cost of sales, meeting customers delivery needs, offsetting near-term costs we incur as a result of the current disruptions to our business, and tax risk

•	our expectations about 2020 and future global uranium supply, consumption, demand, and the role of nuclear power, including the discussion under the heading Second quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including application of the Federal Court of Appeal (Court of Appeal) decision to other tax years, expected recovery of $785 million paid or secured to date and costs awards, and the amount of the disbursements award
•	the discussion under the heading Outlook for 2020, including, expected business resiliency and ability to self-manage risk, including the financial capacity to manage additional costs, impact of the COVID-19 pandemic on our projects including in 2021 at Cigar Lake, expectations for 2020 deliveries, spot market purchases, unit cost of sales, cash balances and credit facility drawings, tax risk and our price sensitivity analysis for our uranium segment

•	the discussion under the heading Liquidity and capital resources, including sources to fund future capital requirements, expected liquidity to meet our 2020 obligations, our expectations for our uranium contract portfolio to provide a solid revenue stream and regarding our 2020 cash flow

•	our expectation that our operating and investment activities for the remainder of 2020 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	life of mine operating cost estimate for Inkai

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites (including 2020 expected fuel services production)

•	our expectations related to care and maintenance costs

2    CAMECO CORPORATION

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, costs, unit cost of sales, life of mine operating costs, decommissioning, reclamation expenses, or our tax expense

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies, or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our Cigar Lake mine restart and production plans are delayed or do not succeed for any reason

•	the McClean Lake mill restart and production plans are delayed or do not succeed for any reason

•	that our business may not be as resilient in recovering from disruptions caused by the COVID-19 pandemic as we expect
•	we are unsuccessful in our dispute with CRA and this ultimately gives rise to material tax liabilities and cash payment obligations that would have a material adverse effect on us

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	there are defects in, or challenges to, title to our properties

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety and increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	that we may be required to draw upon our credit facility to manage the disruptions caused to our business by the COVID-19 pandemic

•	we may be unable to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supplies or services, and ability to produce, transport and deliver uranium

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our Cigar Lake restart and production plans succeed
•	the McClean Lake mill is able to restart and mill Cigar Lake ore as planned

•	the ability of our business to recover from the disruptions caused by the COVID-19 pandemic and to offset the costs of the current disruptions to our business in the future

•	our ability to manage the disruptions to our business caused by the COVID-19 pandemic without drawing upon our credit facility

•	our ability to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, marketing and financial risks successfully

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•	our expectations regarding the demand for and supply of uranium

•	our ability to continue to supply and deliver our products and services in the expected quantities and at the expected times

•	our expectations regarding costs (including life of mine operating costs for Inkai), tax rates and payments, royalty rates, currency exchange rates and interest rates

•	our expectations about the outcome of our dispute with CRA, including application of the Court of Appeal decision to other tax years

•	our decommissioning and reclamation expenses, including the assumptions upon which they are based, are reliable

•	that care and maintenance costs will be as expected
•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies or other development or operating risks

4    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel supplier, focused on providing a clean source of energy, and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

We have been executing our strategy on three fronts – operational, marketing and financial. We have undertaken a number of deliberate and disciplined actions: we have cut production below our committed sales level, we are actively purchasing material on the spot market to meet our sales commitments, we are focused on protecting and extending the value of our contract portfolio, and we are efficiently managing the company in a low price environment. As a result, our balance sheet is strong, and we are well-positioned to self-manage risk.

We evaluate our strategy in the context of our market environment and continue to adjust our actions in accordance with the following marketing framework:

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First, we will not produce from our tier-one assets to sell into an oversupplied spot market. We will not produce from these assets unless we can commit our tier-one pounds under long-term contracts that provide an acceptable rate of return for our owners.

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Second, we do not intend to build up an inventory of excess uranium. Excess inventory serves to contribute to the sense that uranium is abundant and creates an overhang on the market, and it ties up working capital on our balance sheet.

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Third, in addition to our committed sales, we will capture demand in the market where we think we can obtain value. We will take advantage of opportunities the market provides, where it makes sense from an economic, logistical and strategic point of view. Those opportunities may come in the form of spot, mid-term or long-term demand, and will be additive to our current committed sales.

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Fourth, once we capture demand, we will decide how to best source material to satisfy that demand. Depending on the timing and volume of our production, purchase commitments, and our inventory volumes, this means we will be active buyers in the market in order to meet our demand obligations.

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And finally, in general, if we choose to source material to meet demand by purchasing it, we expect the price of that material will be more than offset by the leverage to market prices in our sales portfolio over a rolling 12-month period.

In addition to this framework, our contracting decisions always factor in who the customer is, our desire for regional diversification, the product form, and logistical factors.

Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. As we seek to energize a clean-air world, we will do so in a manner that reflects our values. We are committed to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value.

You can read more about our strategy in our 2019 annual MD&A.

Our response to Coronavirus (COVID-19)

We are closely monitoring the developments related to the outbreak of COVID-19. The situation continues to evolve, and our priority is to protect the health and well-being of our employees, their families, and their communities. We activated our Corporate Crisis Management Plan, which includes our Pandemic Plan, and our various Local and Corporate Business Continuity Plans. Our Pandemic Plan and Local and Corporate Business Continuity Plans continue to be in effect across our global operations.

Following the precautions and restrictions enacted by all levels of government where we operate, and considering the unique circumstances at each of our operating sites, we proactively implemented a number of measures and made a number of decisions to ensure a safe working environment for all our employees. We:

•	asked employees at corporate office to work remotely from home

•	asked that all meetings be conducted by phone or videoconference where possible

•	suspended all business travel

•	restricted non-essential contractors, visitors and deliveries at all locations

•	put in place screening protocols for access to our facilities that align with the directives of government and public health authorities

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•	implemented a number of additional protective measures in the workplace, including increased sanitization and physical distancing

•	suspended work on the Vision in Motion (VIM) project in Port Hope

•	suspended production, in conjunction with Orano, at the Cigar Lake mine for an indeterminate period

•	temporarily suspended production, in April, for approximately four weeks at the Port Hope UF6 conversion facility and at the Blind River refinery

•	set up and awarded COVID-19 Relief Funds totaling $1.25 million to support our northern Saskatchewan and Ontario communities impacted by the virus

The proactive decisions we have made to protect our employees and to help slow down the spread of the COVID-19 virus are necessary decisions that are consistent with our values. The health and safety of our employees, their families and their communities continue to be the priority focus of all our plans, and they will align with the guidance of the relevant health authorities where we operate.

We continue to actively monitor the situation and on May 11, 2020, we announced the restart of production at Port Hope’s UF6 conversion plant and at the Blind River refinery. Both operations were restarted the week of May 18, 2020 and achieved full production levels by the week of May 25, 2020.

In addition, we are implementing a gradual return to the workplace plan for those employees of our corporate and division head offices who are currently working from home.

Providing it is safe to do so, we also plan to restart the Cigar Lake mine at the beginning of September. We expect it will take approximately two weeks to achieve initial production and we will not make up the production lost during the shutdown. Therefore, we are targeting our share of 2020 production to be up to 5.3 million pounds in total (previously 9 million pounds). The restart and continued operation will be dependent on our ability to establish and maintain safe and stable operating protocols along with a number of other factors, including the availability of the necessary workforce and how the COVID-19 pandemic is impacting northern Saskatchewan communities.

While health and safety are the primary considerations for the timing of our Cigar Lake mine restart decision, there were also commercial considerations, including market-related factors and the impact on our cost structure. Having the Cigar Lake mine running was part of our operating plan for 2020. On the financial front, our strategy relies upon having Cigar Lake’s low-cost supply as part of our cost structure to help offset the costs on the operational and marketing fronts. Although Cigar Lake production is not sold in the spot market, with the announcement of its shutdown combined with the announcements of other unplanned supply disruptions due to the COVID-19 pandemic, we have seen a significant increase in the uranium spot price since March. However, its shutdown has increased our care and maintenance costs and required increased purchasing activity at a higher cost than produced pounds. Both factors are expected to increase our average unit cost of sales for 2020. We also have experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2021.

With the uncertainty remaining about the September restart and continued operation of the Cigar Lake mine, the delays and deferrals of project work and therefore resulting production rate in 2020 and 2021, we believe the current plan represents an appropriate balance of the commercial considerations affecting our decision.

In addition to the operational changes we have made, on April 7, 2020, JSC National Atomic Company “Kazatomprom” (Kazatomprom), announced that to deal with the risks posed by COVID-19 it was reducing operational activities across all uranium mines in Kazakhstan for an expected period of three months with an estimated decrease in 2020 production of up to 17.5%. On July 6, 2020, due to an increasing incidence of COVID-19 in Kazakhstan, Kazatomprom announced a one-month extension to the reduction in operational activities across all uranium mines in Kazakhstan, including Inkai. The reduction in activity is expected to impact production at the Inkai mine, which we have a 40% minority interest in.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions are still not fully known. Initially, the uranium spot price increased by more than 35% following the announced supply disruptions due to the COVID-19 pandemic in March and April. Recently, it has held at a level that is averaging close to $10 (US) per pound higher than spot prices in 2019.

6    CAMECO CORPORATION

In this environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need and will help offset any near-term costs we may incur as a result of the current disruptions to our business.

Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities, and other essential services. Our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs. So, despite the disruptions to our business because of the COVID-19 pandemic, we expect our business to be resilient. Our deliveries to-date have not been materially impacted and we do not currently expect there will be a material impact on our remaining 2020 deliveries. Therefore, given the production interruptions at the Cigar Lake and Inkai operations, we expect an increase in our required spot market purchasing in 2020 to meet our delivery commitments and to maintain our desired inventory levels. However, the exact extent to which our spot market purchases will increase will not be known until we understand the COVID-19 pandemic-related impacts on production at both the Cigar Lake and Inkai operations. To the end of June, we had purchased 19.3 million pounds of uranium and delivered 15.2 million pounds under contract.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing, and financial – we expect to have the financial capacity to manage the disruptions to our operations caused by the COVID-19 pandemic. As of June 30, 2020, we had $878 million in cash and short-term investments and $1.0 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1.0 billion undrawn credit facility. The decrease in our cash balance at the end of the second quarter compared to the first quarter reflects the mismatched timing of our uranium purchases compared to our deliveries under contract in 2020. The decrease in cash also reflects the required increase to our purchases in 2020 to compensate for lower than expected production volumes at Cigar Lake.

We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility.

Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. And, we believe our risks have been significantly reduced with the Court of Appeal’s unanimous decision in our favour in our tax case with Canada Revenue Agency (CRA) for the tax years 2003, 2005 and 2006. Furthermore, we believe that the principles in the decision apply to all tax years subsequent to 2006 and therefore, we expect to recover the $303 million in cash paid and $482 million in letters of credit secured with CRA in relation to this dispute.

For over 30 years, as part of our commitment to identifying and addressing the ESG risks and opportunities that could affect the long-term sustainability of our company, we have been working with our communities to improve the health and well-being of our employees and their families, and support local business development. In these uncertain times we will need to continue to work together to build on the strong foundation we have already established.

Second quarter market update

Low uranium prices, government-driven trade policies, and, more recently, the outbreak of COVID-19 are having an impact on the security of supply in our industry. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, we have seen a number of unplanned supply disruptions related to the impact of the COVID-19 pandemic on uranium mining and processing activities. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, after taking into account the cuts to primary production that have occurred over the last several years. Furthermore, almost 90% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies can be particularly disruptive for the uranium market. Some of the more significant supply and trade policy developments in the quarter and to-date are:

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The continued suspension of uranium production at the Cigar Lake mine and McClean Lake mill during the quarter, and, providing it is safe to do so, the planned restart at the beginning of September with a 2020 production target of 10.6 million pounds (100% basis).

2020 SECOND QUARTER REPORT    7

•	The restart of production at our Blind River refinery and Port Hope UF6 conversion facility during the week of May 18, 2020, achieving full production levels the week of May 25, 2020.

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On July 6, 2020, Kazatomprom announced a one-month extension to its previously announced three-month reduction of operational activities across all of its uranium mines due to the ongoing challenges related to the COVID-19 pandemic. Kazatomprom does not expect this extension to have a material impact on its 2020 production guidance.

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Yellow Cake plc announced on June 30, 2020 that it concluded an agreement to sell 300,000 pounds of U3O8 at $33.20 (US) per pound. It indicated the proceeds will enable the company to conduct an enlarged share buyback program to purchase up to $10 million of its outstanding shares.

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Since 1992, the importation of Russian uranium products into the US has been subject to a quota under the US-Russia Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation (the Russian Suspension Agreement or RSA). The quota under the RSA is currently set at 20% of annual US reactor demand and the term of the RSA is scheduled to expire at the end of 2020. In February 2019, the US Department of Commerce (DOC) initiated negotiations to extend and amend the RSA. DOC’s current goals in the negotiations include extending the RSA to at least 2040 and reducing US utility dependence on Russian sourced uranium products. Discussions between the DOC and the relevant entities of the Russian state-owned enterprise, ROSATOM, continue with the current deadline for completing an amendment being October 5, 2020. In addition, efforts are underway on behalf of the US domestic uranium industry to implement legislation that would impose limitations on the import of Russian uranium products to the US. The success of these legislative initiatives and their relationship to the RSA are uncertain at this time. If the RSA is not extended by the DOC’s deadline, the DOC may eventually place final antidumping duties on imports of Russian uranium products.

The demand gap left by forced and premature nuclear reactor shutdowns since March of 2011 has been filled. According to the International Atomic Energy Agency there are currently 440 reactors operating globally and 54 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium is growing. This growth is largely occurring in Asia and the Middle East. Some of this growth is tempered by early reactor retirements, plans for reduced reliance on nuclear, or phase-out policies in other regions. In addition, the COVID-19 pandemic is expected to have a negative impact on global energy demand in the near term. For 2020, the International Energy Agency (IEA) expects global electricity demand to fall by 5% over 2019 with nuclear declining by 2.5% due to lower demand and delays for planned maintenance and construction of several projects. However, there is growing recognition of the role nuclear power must play in providing safe, reliable, affordable carbon-free baseload electricity and achieving a low-carbon economy. In addition, with the ongoing challenges posed by the COVID-19 pandemic, many governments continue to rely on nuclear plants as part of the critical infrastructure needed to guarantee the availability of 24-hour power to run hospitals, care facilities, clinics, and communities. Some of the more significant demand developments in the quarter and to-date are:

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The US Nuclear Energy Institute reported that the 96 operating units in the US realized a record high capacity factor of 93.4% in 2019 compared to the global average of 80%. The US fleet also achieved the lowest generating costs since 2002.

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The US Nuclear Regulatory Commission is nearing approval to extend the operating licence for Dominion’s Surry 1 and 2 to 80 years. Four units have already received this approval including Peach Bottom 2 and 3 and Turkey Point 3 and 4.

•	Entergy permanently closed the Indian Point 2 reactor in New York on April 30, 2020.

•	Energy Harbor reversed a decision to close the two units at the Beaver Valley nuclear power plant in Pennsylvania in 2021, citing its impact in reducing emissions as the reason.

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The US House Select Committee on the Climate Crisis has released a report establishing a goal of reaching net zero greenhouse gas emissions economy-wide in the US by no later than 2050. The report includes support to keep existing nuclear plants operating and calls for Congressional support for the development of advanced nuclear technologies.

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The European Commission has announced it will appoint the Joint Research Centre as the group of experts that will assess the role of nuclear under Europe’s sustainable finance taxonomy. In March, a final report by the European Technical Expert Group omitted nuclear in the taxonomy framework established to facilitate “green” investments. However, in June 2020, numerous nuclear industry participants along with a report from the IEA made recommendations for the inclusion of nuclear and leveling the playing field with all zero-carbon technologies through a scientifically rigorous, transparent, and technology neutral view.

•	In Russia, an updated energy strategy was provided to 2035 which expects the country’s share of nuclear power to be in the 19% to 21% range.

•	On June 26, 2020, Rosenergoatom announced the preparatory work for construction of four new reactors in Russia has commenced.

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•

In Poland, the government commissioner for strategic energy infrastructure announced the country expects the first nuclear reactor to begin operation in 2033, total nuclear generation to reach between 6 GWe and 9 GWe in the 2040 to 2045 timeframe.

•	Nuclear power’s share in China’s total electricity mix grew to 4.9% in 2019, up from 4.2% in 2018.

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China’s Ministry of Ecology and Environment stated in April that the COVID-19 pandemic should have no impact on the construction of nuclear power plants, noting that all 15 reactors under construction are currently progressing. As well, he indicated that the current fleet of 47 nuclear power plants is operating safely.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	JUN 30 2020	MAR 31 2020	DEC 31 2019	SEP 30 2019	JUN 30 2019	MAR 31 2019
Uranium ($US/lb U3O8)[1]
Average spot market price	32.80	27.35	24.93	25.68	24.60	25.33
Average long-term price	35.50	32.50	32.50	31.50	31.50	32.00
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	22.13	22.25	22.13	20.25	18.25	14.75
Europe	22.00	22.00	22.00	20.00	18.25	14.75

Average long-term price
North America	18.13	18.00	18.13	17.88	16.38	15.50
Europe	18.00	17.88	17.88	17.50	16.38	15.50

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the second quarter of 2020 was 35 million pounds, compared to 9 million pounds in the second quarter of 2019. Volume through the first six months of 2020 was 58 million pounds, compared to about 28 million pounds over the same period in 2019. With the magnitude of the announced COVID-19 pandemic-related uranium supply disruptions on 2020 global production not yet fully known, there has been increased activity emerging in the spot market from producers, financial players and some utilities. March saw a monthly record of 76 spot U3O8 transactions, totaling roughly 9 million pounds. April followed with a new record of 114 spot U3O8 transactions, totaling 22 million pounds. As of June 30, 2020, the average reported spot price was $32.80 (US) per pound, up $5.45 (US) per pound from the previous quarter. Since May, spot prices have held around the average price reported at the end of the second quarter as activity has slowed into the summer months compared to March and April.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. The volume of long-term contracting reported by UxC for the first six months of 2020 was about 25 million pounds, down from about 40 million pounds reported over the same period in 2019. The focus of many nuclear utilities during the quarter continued to be on ensuring their plants were able to safely operate during the COVID-19 pandemic. In addition, utilities were focused on the uncertainty around an extension of the Russian Suspension Agreement beyond 2020. It is too soon to say how the announced supply disruptions related to the COVID-19 pandemic and trade policy issues may impact long-term contracting activity. The average reported long-term price at the end of the quarter was $35.50 (US) per pound, up $3.00 (US) per pound from the previous quarter.

Both spot and long-term UF6 conversion prices remained relatively flat in the North American and European markets. For North American delivery, the average reported spot price at the end of the quarter was $22.13 (US) per kilogram uranium as UF6 (US/kgU as UF6), down $0.12 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $18.13 (US/kgU as UF6), up $0.13 (US) from the previous quarter.

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Shares and stock options outstanding

At July 24, 2020, we had:

•   395,846,205 common shares and one Class B share outstanding

•   6,672,953 stock options outstanding, with exercise prices ranging from $11.32 to $26.81

Dividend

Our board of directors have planned an annual dividend of $0.08 per common share. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019	CHANGE	2020	2019	CHANGE
Revenue	525	388	35%	871	685	27%
Gross profit (loss)	(14)	42	>(100%)	21	59	(64)%
Net losses attributable to equity holders	(53)	(23)	>(100%)	(72)	(41)	(76)%
$ per common share (basic)	(0.13)	(0.06)	>(100%)	(0.18)	(0.10)	(80)%
$ per common share (diluted)	(0.13)	(0.06)	>(100%)	(0.18)	(0.10)	(80)%
Adjusted net losses (non-IFRS, see page 11)	(65)	(18)	>(100%)	(36)	(51)	29%
$ per common share (adjusted and diluted)	(0.16)	(0.04)	>(100%)	(0.09)	(0.13)	31%
Cash provided by (used in) operations (after working capital changes)	(316)	(59)	>(100%)	(134)	21	>(100%)

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 11) in the second quarter and the first six months of 2020, compared to the same periods in 2019.

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2019	(23)	(18)	(41)	(51)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	9	9	7	7
	Lower realized prices ($US)	(1)	(1)	(6)	(6)
	Foreign exchange impact on realized prices	18	18	15	15
	Higher costs	(83)	(83)	(65)	(65)

	Change – uranium	(57)	(57)	(49)	(49)

Fuel services	Higher sales volume	—	—	1	1
	Higher realized prices ($Cdn)	11	11	19	19
	Higher costs	(7)	(7)	(6)	(6)

	Change – fuel services	4	4	14	14

	Other changes
	Higher administration expenditures	(6)	(6)	(4)	(4)
	Lower exploration expenditures	1	1	2	2
	Change in reclamation provisions	1	—	9	—
	Lower earnings from equity-accounted investee	(11)	(11)	(10)	(10)
	Change in gains or losses on derivatives	24	—	(61)	8
	Change in foreign exchange gains or losses	(5)	(5)	45	45
	Change in income tax recovery or expense	16	24	10	(4)
	Other	3	3	13	13

	Net losses – 2020	(53)	(65)	(72)	(36)

See Financial results by segment beginning on page 19 for more detailed discussion.

10    CAMECO CORPORATION

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2020 and compares it to the same periods in 2019.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2020	2019	2020	2019
Net losses attributable to equity holders	(53)	(23)	(72)	(41)

Adjustments
Adjustments on derivatives	(41)	(17)	29	(40)
Reclamation provision adjustments	23	24	17	26
Income taxes on adjustments	6	(2)	(10)	4

Adjusted net losses	(65)	(18)	(36)	(51)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Quarterly trends

HIGHLIGHTS	2020		2019				2018
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	525	346	874	303	388	298	831	488
Net earnings (losses) attributable to equity holders	(53)	(19)	128	(13)	(23)	(18)	160	28
$ per common share (basic)	(0.13)	(0.05)	0.32	(0.03)	(0.06)	(0.05)	0.40	0.07
$ per common share (diluted)	(0.13)	(0.05)	0.32	(0.03)	(0.06)	(0.05)	0.40	0.07
Adjusted net earnings (losses) (non-IFRS, see page 11)	(65)	29	94	(2)	(18)	(33)	202	15
$ per common share (adjusted and diluted)	(0.16)	0.07	0.24	(0.01)	(0.04)	(0.08)	0.51	0.04
Cash provided by (used in) operations (after working capital changes	(316)	182	274	232	(59)	80	57	278

2020 SECOND QUARTER REPORT    11

Key things to note:

•	our financial results are strongly influenced by the performance of our uranium segment, which accounted for 81% of consolidated revenues in the second quarter of 2020

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 11 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the second quarter to the previous seven quarters.

HIGHLIGHTS ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings (losses) attributable to equity holders	(53)	(19)	128	(13)	(23)	(18)	160	28

Adjustments
Adjustments on derivatives	(41)	70	(18)	9	(17)	(23)	47	(24)
Reclamation provision adjustments	23	(6)	(26)	3	24	2	10	5
Income taxes on adjustments	6	(16)	10	(1)	(2)	6	(15)	6

Adjusted net earnings (losses) (non-IFRS, see page 11)	(65)	29	94	(2)	(18)	(33)	202	15

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2020	2019	CHANGE	2020	2019	CHANGE
Direct administration	27	29	(7)%	57	59	(3)%
Stock-based compensation	9	1	800%	13	7	86%

Total administration	36	30	20%	70	66	6%

Direct administration costs were $2 million lower for the second quarter of 2020 compared to the same period last year, and $2 million lower for the first six months.

Stock-based compensation in the first six months was higher due primarily to the increase in our share price during the period compared to 2019.

Exploration

In the second quarter, uranium exploration expenses were $2 million, a decrease of $1 million compared to the second quarter of 2019. Exploration expenses for the first six months of the year decreased by $2 million compared to 2019, to $6 million.

INCOME TAXES

We recorded an income tax recovery of $14 million in the second quarter of 2020, compared to an expense of $2 million in the second quarter of 2019.

On an adjusted basis, we recorded an income tax recovery of $20 million this quarter compared to an expense of $4 million in the second quarter of 2019. In 2020, we recorded losses of $76 million in Canada compared to earnings of $10 million in 2019, while we recorded losses of $9 million in foreign jurisdictions compared to losses of $24 million last year.

In the first six months of 2020, we recorded an income tax recovery of $8 million compared to an expense of $2 million in 2019.

12    CAMECO CORPORATION

On an adjusted basis, we recorded an income tax expense of $2 million for the first six months compared to a recovery of $2 million in 2019. In 2020, we recorded earnings of $8 million in Canada compared to earnings of $6 million in 2019, while we recorded losses of $42 million in foreign jurisdictions compared to losses of $59 million last year.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2020	2019	2020	2019
Pre-tax adjusted earnings[1]
Canada	(76)	10	8	6
Foreign	(9)	(24)	(42)	(59)

Total pre-tax adjusted earnings	(85)	(14)	(34)	(53)

Adjusted income taxes[1]
Canada	(19)	3	(2)	1
Foreign	(1)	1	4	(3)

Adjusted income tax expense (recovery)	(20)	4	2	(2)

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 11).

TRANSFER PRICING DISPUTE

Federal Court of Appeal

On June 26, 2020, the Federal Court of Appeal (Court of Appeal) decided unanimously in our favour in our dispute with CRA. The decision upholds the September 26, 2018 decision of the Tax Court of Canada (Tax Court), which was unequivocally in our favour for the 2003, 2005 and 2006 tax years and it sustains the corresponding decision on the cost award. We also believe the principles in the decision apply to all tax years subsequent to 2006.

The Court of Appeal decision is further confirmation that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three years in question.

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. Therefore, we expect to receive refunds totaling about $5.5 million plus interest. The matter has been referred to the Minister of National Revenue in order to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the decision.

In addition, on April 30, 2019, the Tax Court awarded us $10.25 million for legal fees incurred, plus an amount for disbursement of up to $17.9 million. The amount of the award for disbursements will be determined by an officer of the Tax Court. We are optimistic we will recover all, or substantially all, of the $17.9 million in disbursements. In addition, we will be receiving a nominal cost award related to the Court of Appeal hearing.

Timing of any payments as a result of the Court of Appeal decision is uncertain.

Appeals process

Under legislation recently enacted related to COVID-19 pandemic measures, CRA has until November 12, 2020 to seek leave to appeal the decision of the Court of Appeal to the Supreme Court of Canada (Supreme Court). If the Supreme Court agrees to hear the appeal, Cameco estimates that it would take about two years from the date of the Court of Appeal’s decision to receive a decision from the Supreme Court.

Reassessments and remittances

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Based on reassessments received to date, under these provisions, after applying elective deductions, we have paid or secured $785 million ($303 million in cash and $482 million in letters of credit) in relation to this dispute.

In light of our belief that the principles in the Court of Appeal decision apply to all subsequent years (2007 through 2019), we expect to recover the $785 million already paid or otherwise secured to date. In addition, we do not believe there is any basis for CRA to reassess us for tax years 2014 and beyond using the methodology it used to reassess the 2003 through 2013 tax years.

2020 SECOND QUARTER REPORT    13

Until we know whether an appeal to the Supreme Court will be sought and granted, and a resolution is reached for all tax years in question, CRA may continue to reassess subsequent tax years and seek payment or security for 50% of any cash taxes plus related interest and penalties. See our 2020 first quarter MD&A for additional background details about the payments we have made and the amounts CRA may continue to reassess and seek payment or security for.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•	the time it would take to receive a decision if the Supreme Court agrees to hear an appeal

•	the principles in the Court of Appeal decision should apply to all subsequent tax years

•	our ability to obtain refunds of the amounts we have previously paid or secured and payment of cost awards

Material risks that could cause actual results to differ materially

•	the possibility that it will take longer to receive a decision if the Supreme Court agrees to hear an appeal

•	if heard by the Supreme Court, we may be unsuccessful in an appeal of the Court of Appeal’s decision which could result in us owing the full amounts that were originally claimed against us by CRA for the 2003, 2005 and 2006 tax years and losing our entitlement to cost awards, and could ultimately result in an adverse determination against us for the other tax years for which we have been reassessed under the same methodology, giving rise to material tax liabilities and cash payment obligations that would have a material adverse effect on us

•	the possibility of a materially different outcome in disputes for other tax years

•	the risk we may for any reason be unable to obtain full refunds of amounts we have paid or secured, or payment of the full amount of cost awards

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2020 and future years, and we will recognize the gains and losses in ANE in those periods.

14    CAMECO CORPORATION

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 11.

For more information, see our 2019 annual MD&A.

HEDGE PORTFOLIO SUMMARY

JUNE 30, 2020 ($ MILLIONS)			2020[1]	AFTER 2020	TOTAL
US dollar forward contracts			185	320	505
Average contract rate[2]	(US/Cdn dollar	)	1.28	1.34	1.32

US dollar option contracts			135	265	400
Average contract rate range[2]	(US/Cdn dollar	)	1.29 to 1.33	1.31 to 1.36	1.31 to 1.35

Total US dollar hedge contracts			320	585	905
Effective hedge rate range[3]	(US/Cdn dollar	)	1.28 to 1.30	1.33 to 1.35	1.31 to 1.33
Hedge ratio[4]			96%	15%	21%

[1]	Represents hedge contracts for the remainder of the year.

[2]	The average contract rate is the average of the rates stipulated in the outstanding contracts.

[3]

The effective hedge rate is the exchange rate on the original hedge contract at the time it was established and designated for use. Therefore the effective hedge rate range shown reflects an average of contract exchange rates at the time of designation.

[4]	Hedge ratio is calculated by dividing the amount (in foreign currency) of outstanding derivative contracts by estimated future net exposures.

At June 30, 2020:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.36 (Cdn), down from $1.00 (US) for $1.41 (Cdn) at March 31, 2020. The exchange rate averaged $1.00 (US) for $1.39 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $32 million loss compared to a $74 million loss at March 31, 2020.

For information on the impact of foreign exchange on our intercompany balances, see note 16 to the financial statements.

Outlook for 2020

Given the ongoing uncertainty about the impact of the COVID-19 pandemic on our ability to restart and continue operating the Cigar Lake mine, and on production at the Inkai operation, we do not have enough certainty to resume providing outlook information and do not plan to until we have a sufficient basis to do so.

We expect our business to be resilient. Our deliveries to-date have not been materially impacted by the disruptions to our business as a result of the COVID-19 pandemic and we do not currently expect there will be a material impact on our remaining 2020 deliveries. Therefore, given the production interruptions at the Cigar Lake mine and at the Inkai operations, we expect an increase in our required spot market purchasing in 2020 to meet our delivery commitments and to maintain our desired inventory levels. Combined with the additional care and maintenance costs associated with the temporary closure of the Cigar Lake mine we expect the average unit cost of sales in our uranium segment to be higher than disclosed in our 2019 annual MD&A. However, the exact magnitude of the increase is uncertain and will be dependent on our ability to achieve the 5.3 million pound (our share) production target at Cigar Lake and on the volume of purchases made.

The strategic and proactive decisions we have made to strengthen the company over the long term and to protect the health and safety of our employees, their families and communities during the COVID-19 pandemic come with near-term costs. However, we factored these costs into our decisions, and we continue to believe they are the right decisions for our company over the long-term.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to manage these additional costs.

2020 SECOND QUARTER REPORT    15

Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. As of June 30, 2020, we had $878 million in cash and short-term investments and a $1.0 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility this year. And, we believe our risks have been significantly reduced with the Court of Appeal’s unanimous decision in our favour in our tax case with CRA for the tax years 2003, 2005 and 2006. Furthermore, we believe that the principles in the decision apply to all tax years subsequent to 2006 and therefore, we expect to recover the $303 million in cash paid and $482 million in letters of credit secured with CRA in relation to this dispute.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on June 30, 2020 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on June 30, 2020 and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2020	31	35	40	43	46	50	52
2021	27	39	52	59	63	67	71
2022	26	40	53	62	65	69	72
2023	28	40	53	62	66	69	72
2024	30	41	53	60	62	63	63

The table illustrates the mix of long-term contracts in our June 30, 2020 portfolio, and is consistent with our marketing strategy. It has been updated to reflect contracts entered into up to June 30, 2020.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at higher prices or have high floor prices will yield prices that are higher than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 19 million pounds per year, with commitment levels in 2020 and 2021 higher than in 2022 through 2024.
•	excludes sales between our segments

Deliveries

•	deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•	is 2% in the US

Prices

•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 20% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.

16    CAMECO CORPORATION

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. However, as part of our strategy, our financial focus has been on strengthening our balance sheet and we do not expect that we will need to draw on our revolving credit facility in 2020. Due to the deliberate cost reduction measures implemented over the past five years, the reduction in our dividend, and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances and as such we expect that we have more than sufficient liquidity to meet our 2020 obligations.

As of June 30, 2020, we had cash and short-term investments of $878 million, while our total debt amounted to $1.0 billion.

In addition, we have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. From 2020 through 2024, we have commitments to deliver an average of 19 million pounds per year, with commitment levels in 2020 and 2021 higher than in 2022 through 2024.

In the current uncertain environment, we continue to focus on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. We expect to maintain a significant cash balance, however, the amount of cash from operations will be largely dependent on the timing and magnitude of our purchasing activity and any costs associated with the suspension of our operations, therefore, cash balances may fluctuate throughout the year.

On June 26, 2020, the Court of Appeal unanimously upheld the Tax Court ruling in our favour in our case with CRA for the 2003, 2005 and 2006 tax years. In light of our belief that the principles in the Court of Appeal decision apply to all subsequent tax years (2007 through 2019), we expect to recover the amounts remitted, including the $785 million already paid or otherwise secured to date. In addition, we do not believe there is any basis for CRA to reassess us for tax years 2014 and beyond using the methodology it used to reassess the 2003 to 2013 tax years. However, until we know whether an appeal to the Supreme Court will be sought and granted, and a resolution is reached for all tax years in question, CRA may continue to reassess subsequent tax years and seek payment or security for 50% of any cash taxes plus related interest and penalties. See our 2020 first quarter MD&A for additional details about the payments we have made and the amounts CRA may continue to reassess and seek payment or security for.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $257 million lower this quarter than in the second quarter of 2019 mainly due to increased purchasing activity.

Cash provided by operations was $155 million lower in the first six months of 2020 than for the same period in 2019 due largely to the increase in inventory purchasing as a result of the Cigar Lake production suspension. See note 14 of our interim financial statements for more information.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at June 30, 2020, unchanged from March 31, 2020. At June 30, 2020, we had approximately $1.5 billion outstanding in financial assurances, down from $1.6 billion at March 31, 2020. At June 30, 2020, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2019. This facility matures November 1, 2023.

Long-term contractual obligations

Since December 31, 2019, there have been no material changes to our long-term contractual obligations. Please see our 2019 annual MD&A for more information.

2020 SECOND QUARTER REPORT    17

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at June 30, 2020, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2020 to be constrained by them.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at June 30, 2020:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments, as well as commitments previously contracted by NUKEM, at June 30, 20202 but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

JUNE 30 ($ MILLIONS)	2020	2021 AND 2022	2023 AND 2024	2025 AND BEYOND	TOTAL
Purchase commitments[1,2]	149	185	131	297	762

[1]	Denominated in US dollars and Japanese yen, as of June 30, 2020 converted from US dollars to Canadian dollars at the rate of $1.35 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]	These amounts have been adjusted for any additional purchase commitments that we have entered into since June 30, 2020, but does not include deliveries taken under contract since June 30, 2020.

Our purchase commitments of about $762 million include the following:

•	approximately 16 million pounds of U3O8 equivalent from 2020 to 2028

•	about 0.1 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At June 30, 2020, our financial assurances totaled $1.5 billion, down from $1.6 billion at March 31, 2020. The decrease was due to foreign exchange impacts as the US dollar weakened during the quarter.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1.2 million kgU of UF6 conversion services and 2.4 million lbs of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. During the year, we drew 0.5 million kgU on the loans.

BALANCE SHEET

($ MILLIONS)	JUN 30, 2020	DEC 31, 2019	CHANGE
Cash, cash equivalents and short-term investments	878	1,062	(17)%
Total debt	997	997	—
Inventory	677	321	111%

Total cash, cash equivalents and short-term investments at June 30, 2020 were $878 million, or 17% lower than at December 31, 2019 primarily due to an increase in purchasing activity. Net debt at June 30, 2020 was $119 million.

18    CAMECO CORPORATION

Total product inventories are $677 million compared to $321 million at the end of 2019. Inventories increased as sales were lower than production and purchases in the first six months of the year. The average cost for uranium has increased to $38.17 per pound compared to $33.41 per pound at December 31, 2019. As of June 30, 2020, we held an inventory of 14.4 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

			THREE MONTHS			SIX MONTHS
			ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS			2020	2019	CHANGE	2020	2019	CHANGE
Production volume (million lbs)			—	2.5	(100)%	2.1	5.0	(58)%
Sales volume (million lbs)			9.2	6.6	39%	15.2	11.5	32%
Average spot price	($US/lb	)	33.33	24.62	35%	29.46	26.01	13%
Average long-term price	($US/lb	)	35.67	31.50	13%	34.09	31.75	7%
Average realized price	($US/lb	)	32.99	33.07	—	32.36	32.64	(1)%
	($Cdn/lb	)	46.13	44.31	4%	44.28	43.67	1%
Average unit cost of sales (including D&A)	($Cdn/lb	)	49.82	40.78	22%	46.20	41.90	10%
Revenue ($ millions)			426	293	45%	674	500	35%
Gross profit (loss) ($ millions)			(34)	23	(248)%	(29)	20	(245)%
Gross profit (loss) (%)			(8)	8	(200)%	(4)	4	(200)%

SECOND QUARTER

Due to the COVID-19 pandemic, we had no production in the second quarter compared to 2.5 million pounds in the second quarter of 2019. See Uranium 2020 Q2 updates starting on page 22 for more information.

Uranium revenues this quarter were up 45% compared to 2019 due to an increase in sales volumes of 39% and an increase of 4% in the Canadian dollar average realized price. While the average spot price for uranium increased by 35% compared to the same period in 2019, our average realized price was only 4% higher primarily as a result of lower prices on fixed-price contracts, less sensitivity to price changes due to floor prices in the market-related contracts delivered into last year and the lagging effect of changes in spot price on market-related contracts.

Total cost of sales (including D&A) increased by 70% ($460 million compared to $270 million in 2019) as a result of a 39% increase in sales volume as well as a unit cost of sales that was 22% higher than the same period last year. Unit cost of sales is higher than in the second quarter of 2019 due to the higher cost of purchased material and additional care and maintenance costs of $28 million resulting from our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic.

The net effect was a $57 million decrease in gross profit for the quarter. While the increase in the uranium price compared to 2019 has had a positive effect on our average realized price, the increase has also impacted the cost of our spot market purchases.

Equity earnings from investee, JV Inkai, were $1 million in the second quarter compared to $12 million in same period last year. The decrease in equity earnings from investee from 2019 was largely due to the timing of sales deliveries.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 58% lower than in the previous year. See Uranium 2020 Q2 updates starting on page 22 for more information.

Uranium revenues increased 35% compared to the first six months of 2019 due to a 32% increase in sales volumes and an increase of 1% in the Canadian dollar average realized price. While the average spot price for uranium increased by 13% compared to the same period in 2019, the average realized price for the first six months was only slightly higher compared to the same period in 2019 primarily due to lower prices on fixed-price contracts, less sensitivity to price changes due to floor prices in the market-related contracts delivered into in 2019 and the lagging effect of changes in spot price on market-related contracts.

2020 SECOND QUARTER REPORT    19

Total cost of sales (including D&A) increased by 46% ($703 million compared to $480 million in 2019) as a result of a 32% increase in sales volume as well as a unit cost of sales that was 10% higher than the first six months of last year. Unit cost of sales is higher than in the same period in 2019 due to the higher cost of purchased material and additional care and maintenance costs of $28 million resulting from our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic.

The net effect was a $49 million decrease in gross profit for the first six months.

Equity earnings from investee, JV Inkai, were $15 million for the first six months compared to $25 million for the same period last year. The decrease in equity earnings from investee from 2019 was largely due to the timing of sales deliveries.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
($CDN/LB)	2020	2019	CHANGE	2020	2019	CHANGE
Produced
Cash cost	—	12.76	(100)%	16.94	13.58	25%
Non-cash cost	—	14.23	(100)%	14.97	15.05	(1)%

Total production cost [1]	—	26.99	(100)%	31.91	28.63	11%

Quantity produced (million lbs)[1]	—	2.5	(100)%	2.1	5.0	(58)%

Purchased
Cash cost[1]	43.82	34.96	25%	41.17	36.13	14%

Quantity purchased (million lbs)[1]	14.7	5.6	163%	19.3	12.7	52%

Totals
Produced and purchased costs	43.82	32.50	35%	40.26	34.01	18%

Quantities produced and purchased (million lbs)	14.7	8.1	81%	21.4	17.7	21%

[1]

Due to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In the second quarter we purchased 8,000 pounds at a purchase price per pound of $39.09 ($28.03 (US)) (623,000 pounds in the first six months of 2020 at $30.84 ($23.40 (US)).

For the first six months, the average cash cost of production was 25% higher than in in 2019 as a result of lower production. Due to the impacts of COVID-19 and the suspension of production at Cigar Lake, we expect our cost of production to be higher than in 2019. The cost of production will be dependent on the planned restart of Cigar Lake and our 2020 production level.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $8 and $9 per pound, is expected to be reflected in the line item on our statement of earnings called “share of earnings from equity-accounted investee”.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the second quarter, the average cash cost of purchased material was $43.82 (Cdn) per pound, or $31.30 (US) per pound in US dollar terms, compared to $26.12 (US) per pound in the second quarter of 2019. For the first six months, the average cash cost of purchased material was $41.17 (Cdn), or $29.74 (US) per pound, compared to $27.05 (US) per pound in the same period in 2019. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 25% this quarter and increased by 14% for the six months compared to the same periods last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

20    CAMECO CORPORATION

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarter and the first six months of 2020 and 2019.

Cash and total cost per pound reconciliation

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2020	2019	2020	2019
Cost of product sold	424.0	225.1	625.1	406.3
Add / (subtract)
Royalties	(3.2)	(6.4)	(7.7)	(9.5)
Care and maintenance costs	(44.9)	(27.3)	(70.9)	(55.5)
Other selling costs	(2.5)	(1.5)	(6.4)	(4.6)
Change in inventories	270.8	37.8	290.1	190.1

Cash operating costs (a)	644.2	227.7	830.2	526.8
Add / (subtract)
Depreciation and amortization	35.7	44.6	77.9	73.5
Care and maintenance costs	(18.4)	(12.0)	(29.2)	(23.1)
Change in inventories	(17.3)	3.0	(17.3)	24.9

Total operating costs (b)	644.2	263.3	861.6	602.1

Uranium produced & purchased (million lbs) (c)	14.7	8.1	21.4	17.7

Cash costs per pound (a ÷ c)	43.82	28.11	38.79	29.76
Total costs per pound (b ÷ c)	43.82	32.50	40.26	34.01

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

			THREE MONTHS			SIX MONTHS
			ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS			2020	2019	CHANGE	2020	2019	CHANGE
Production volume (million kgU)			2.7	3.9	(31)%	6.4	7.7	(17)%
Sales volume (million kgU)			3.2	3.2	—	6.3	6.2	2%
Average realized price	($Cdn/kgU	)	28.95	25.37	14%	29.43	26.29	12%
Average unit cost of sales (including D&A)	($Cdn/kgU	)	21.48	19.23	12%	20.98	19.87	6%
Revenue ($ millions)			92	80	15%	186	163	14%
Gross profit ($ millions)			24	19	26%	53	40	33%
Gross profit (%)			26	24	8%	28	25	12%

SECOND QUARTER

Total revenue for the second quarter of 2020 increased to $92 million from $80 million for the same period last year. This was primarily due to a 14% increase in average realized price compared to 2019. Average realized price increased mainly due to an increase in the selling price for UF6 as a result of market conditions.

The total cost of products and services sold (including D&A) increased 11% ($68 million compared to $61 million in 2019) due to a 12% increase in the average unit cost of sales. Average unit cost of sales increased due to the $9 million in care and maintenance costs incurred as a result of our proactive decision to suspend production for four weeks at the Blind River refinery and Port Hope UF6 conversion plant in response to the threat posed by the COVID-19 pandemic.

The net effect was a $5 million increase in gross profit.

2020 SECOND QUARTER REPORT    21

FIRST SIX MONTHS

In the first six months of the year, total revenue increased by 14% due to a 2% increase in sales volumes and a 12% increase in realized price. The increase in realized price was mainly the result of increased prices on the sale of UF6 due to market conditions.

The total cost of products and services sold (including D&A) increased 8% ($133 million compared to $123 million in 2019) due to the 2% increase in sales volume, and a 6% increase in the average unit cost of sales due to the $9 million in care and maintenance costs incurred as a result of our proactive decision to suspend production for four weeks at the Blind River refinery and Port Hope UF6 conversion plant in response to the threat posed by the COVID-19 pandemic.

The net effect was a $13 million increase in gross profit.

Our operations

Uranium – production overview

Due to our decision to proactively suspend production at Cigar Lake for an indeterminate period to manage the threat posed by the COVID-19 pandemic to our workforce, the operation remained on care and maintenance throughout the second quarter. Therefore, we had no production in the second quarter compared to 2.5 million pounds in 2019. See page 22.

Production for the first six months of 2020 was 58% lower than the first six months of 2019.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30			2020
OUR SHARE (MILLION LBS)	2020	2019	CHANGE	2020	2019	CHANGE	TARGET
Cigar Lake	—	2.5	(100)%	2.1	5.0	(58)%	5.3

Total	—	2.5	(100)%	2.1	5.0	(58)%	5.3

Uranium 2020 Q2 updates

PRODUCTION UPDATE

McArthur River/Key Lake

There was no production in the second quarter as a result of the planned production suspension that began in February 2018 and continues for an indeterminate duration due to continued weakness in the uranium market. The operation remains in a safe state of care and maintenance. A restart decision is a commercial decision that will be based on our ability to commit the production from this operation under acceptable long-term contracts.

Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $8 million and $10 million per month.

Cigar Lake

There was no production in the second quarter due to the production suspension related to the COVID-19 pandemic that began in March 2020. In the second quarter of 2019, our share of production was 2.5 million pounds.

On March 23, 2020, in conjunction with Orano, we announced a temporary four-week suspension of production at Cigar Lake to deal with the impact of the COVID-19 pandemic on the operation. On April 13, 2020, we announced an extension of the suspension for an indeterminate period. With the impact of the COVID-19 pandemic continuing to escalate, we determined that the Cigar Lake workforce needed to remain at a reduced level for longer than the initial four-week period.

The recommendations and restrictions put in place by the federal and provincial governments, the increasing significant concern among leaders in the remote isolated communities of northern Saskatchewan, and the challenges of maintaining the physical distancing at fly-in/fly-out sites needed to ensure the health and safety of our employees, were critical factors we considered in reaching our decision. The operation remains in a safe state of care and maintenance.

22    CAMECO CORPORATION

Orano also extended the suspension of production at its McClean Lake mill for an indeterminate period.

Our share of the cash and non-cash costs to maintain Cigar Lake for the second quarter were about $28 million, including our contribution to the care and maintenance costs at McClean Lake. While Cigar Lake remains on care and maintenance these costs are expected to range between $8 million and $10 million per month, but the costs may be impacted by the timing of its restart and continued operation.

Providing it is safe to do so, we also plan to restart the Cigar Lake mine at the beginning of September. We expect it will take approximately two weeks to achieve initial production and we will not make up the production lost during the shutdown. Therefore, we are targeting our share of 2020 production to be up to 5.3 million pounds in total (previously 9 million pounds). The restart and continued operation will be dependent on our ability to establish and maintain safe and stable operating protocols along with a number of other factors, including the availability of the necessary workforce and how the COVID-19 pandemic is impacting northern Saskatchewan communities.

While health and safety are the primary considerations for the timing of our Cigar Lake mine restart decision, there were also commercial considerations, including market-related factors and the impact on our cost structure. Having the Cigar Lake mine running was part of our operating plan for 2020. On the financial front, our strategy relies upon having Cigar Lake’s low-cost supply as part of our cost structure to help offset the costs on the operational and marketing fronts. Although Cigar Lake production is not sold in the spot market, with the announcement of its shutdown combined with the announcements of other unplanned supply disruptions due to the COVID-19 pandemic, we have seen a significant increase in the uranium spot price since March. However, its shutdown has increased our care and maintenance costs and required increased purchasing activity at a higher cost than produced pounds. Both factors are expected to increase our average unit cost of sales for 2020. We also have experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2021.

With the uncertainty remaining about the September restart and continued operation of the Cigar Lake mine, the delays and deferrals of project work and therefore resulting production rate in 2020 and 2021, we believe the current plan represents an appropriate balance of the commercial considerations affecting our decision.

Inkai

Production on a 100% basis was 1.8 million pounds for the quarter compared to 2 million pounds in the same period last year.

On April 7, 2020, Kazatomprom announced a reduction to operational activities across all uranium mines in Kazakhstan for an expected period of three months due to the risks posed by the COVID-19 pandemic. It indicated that its decision will result in a lower level of wellfield development activity and, as a result, an estimated reduction of up to 17.5% in total planned uranium production in Kazakhstan for 2020. On July 6, 2020, Kazatomprom announced a one-month extension of the period of reduced operational activities with the impact on its revised production plan for 2020 expected to be immaterial. Based on an adjustment to the 2016 JV Inkai restructuring agreement, we are entitled to purchase 59.4% of the operation’s planned production in 2020 and 2021.

Given the ongoing uncertainty caused by the COVID-19 pandemic in Kazakhstan, we will not be providing outlook for our expected purchases of Inkai’s planned production.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As long as production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $14 million (US) and $16 million (US) for 2020.

2020 SECOND QUARTER REPORT    23

Rabbit Lake

Rabbit Lake continues in a safe state of care and maintenance. As a result, there was no production in the second quarter of 2020. While in standby, we continue to evaluate our options at Rabbit Lake in order to minimize care and maintenance costs. We expect ongoing care and maintenance costs to range between $30 million and $35 million annually.

Fuel services 2020 Q2 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 2.7 million kgU in the second quarter, 31% lower than the same period last year as a result of the temporary suspension due to precautions for the COVID-19 pandemic.

On April 8, 2020, due to the increasing challenges of maintaining an adequate workforce as a result of the COVID-19 screening protocols put in place to align with the directives and guidance of government and public health authorities, we announced our plans to temporarily shutdown our UF6 conversion plant for approximately four weeks. The UF6 plant is a complex operation, designed to run as a continuous process without interruptions in production.

Since the majority of the UO3 produced at the Blind River refinery is used to produce UF6 at the conversion plant, we also announced the temporary suspension of production at the refinery. We were successful in advancing a portion of the summer maintenance work scheduled for both facilities.

On May 11, 2020, we announced the restart of production at Port Hope conversion facility’s UF6 plant and at the Blind River refinery. Both operations were restarted the week of May 18, 2020 and achieved full production levels by the week of May 25, 2020. Due to the temporary suspension of production we are now expecting to produce between 11 million and 12 million kgU in 2020 (previously between 13 million and 14 million kgU). In addition, we incurred $9 million in care and maintenance costs.

UO2 production at the conversion facility, as well as fuel pellet and fuel bundle production at CFM continued to operate safely during the period. The UO2 and CFM facilities are important links in the supply chain for Canada’s nuclear energy sector and these plants are designed and operated to shut down and start up every week. Although they may experience workforce fluctuations in conjunction with ongoing circumstances, they are better able to adapt quickly to changes in staffing levels and more frequent starts and stops in production if required.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	Inkai

• Greg Murdock, general manager, McArthur River/Key Lake, Cameco	• Scott Bishop, director, technical services, Cameco

Cigar Lake

• Lloyd Rowson, general manager, Cigar Lake, Cameco

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

24    CAMECO CORPORATION

Controls and procedures

As of June 30, 2020, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of June 30, 2020, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2020 SECOND QUARTER REPORT    25